Mail Stop 3561

May 5, 2008

By Facsimile and U.S. Mail

Mr. Peter Wanner
Chief Financial Officer
First National Power Corporation
#219 – 227 Bellevue Way NE
Bellevue, WA 98004

>   **Re: First National Power Corporation**
>   **Form 10-KSB for the fiscal year ended December 31, 2007**
>   **Filed March 25, 2008**
>   **File No. 333-62588**

Dear Mr. Wanner:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief